SINA CORPORATION

No. 8 SINA Plaza,

Courtyard 10, the West Xibeiwang E. Road,

Haidian District, Beijing 100193,

People’s Republic of China

October 8, 2019

VIA EDGAR

David Edgar, Staff Accountant

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                          Sina Corporation (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2018

Filed on April 30, 2019

File No. 001-37361

Dear Mr. Edgar and Ms. Sweeney:

The Company has received the letter dated October 1, 2019 from the staff of the Securities and Exchange Commission regarding the Company’s 2018 Form 20-F.  The Company would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible within the next fifteen business days.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 10 8262 8888.

Very truly yours,

/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:                                Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP